News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

8.00am (BST) 13 August 2009

Reed Elsevier announces new non-executive director

Reed Elsevier has today announced the appointment of Mr Ben van der Veer RA as a non-executive director of Reed Elsevier PLC and of Reed Elsevier Group plc with effect from 3 September 2009, and as a member of the supervisory board of Reed Elsevier NV, subject to approval by Reed Elsevier NV’s shareholders at an extraordinary general meeting to be held on 3 September 2009. Mr Van der Veer will be appointed to the audit committees, effective the same date.

Ben van der Veer held the position of chairman of the executive board of KPMG in the Netherlands from 1999 – 2008 and was a member of the KPMG International board and management committee. He is a member of the supervisory boards of AEGON NV, TomTom NV and Siemens Nederland NV.

Commenting on the appointment Anthony Habgood, Chairman of Reed Elsevier, said “I am delighted that Ben van der Veer will be joining Reed Elsevier as a non-executive director. He brings extensive business and financial experience.”

There are no further matters to be disclosed under LR 9.6.13R of the Listing Rules of the UK Listing Authority.

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Notes to Editors

About Reed Elsevier Group plc

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users, with increasing emphasis on internet delivery. The group employs more than 34,000 people, including approximately 18,000 in North America. In February 2009, Reed Elsevier reported revenues for 2008 of £5,334/€6,721m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam; REN; New York: RUK and ENL.